Exhibit 99.1

TR-1: Standard form for notification of major holdings

1. Issuer Details

ISIN

GB00BN4HT335

Issuer Name

INDIVIOR PLC

UK or Non-UK Issuer

UK

2. Reason for Notification

An acquisition or disposal of voting rights

3. Details of person subject to the notification obligation

Name

Morgan Stanley

City of registered office (if applicable)

Country of registered office (if applicable)

US

Name	City of registered office	Country of registered office
Morgan Stanley	Wilmington, Delaware	USA

4. Details of the shareholder

Name	City of registered office	Country of registered office
Morgan Stanley & Co. International plc	London	UNITED KINGDOM

5. Date on which the threshold was crossed or reached

08-Jun-2023

6. Date on which Issuer notified

12-Jun-2023

7. Total positions of person(s) subject to the notification obligation

	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	4.079750	3.346295	7.426045	10238925
Position of previous notification (if applicable)	3.501043	3.345549	6.846592

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached

8A. Voting rights attached to shares

Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
GB00BN4HT335		5625101		4.079750

Sub Total 8.A	5625101		4.079750%

8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))

Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
Right of recall over securities lending agreements	at any time	at any time	2428	0.001761

Sub Total 8.B1			2428	0.001761%

8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))

Type of financial instrument	Expiration date	Exercise/ conversion period	Physical or cash settlement	Number of voting rights	% of voting rights
Equity Swap	04/08/2023	at any time	Cash	2494827	1.809438
Equity Swap	07/08/2023	at any time	Cash	2116569	1.535096

Sub Total 8.B2				4611396	3.344534%

9. Information in relation to the person subject to the notification obligation

2. Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entities (please add additional rows as necessary)

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
Morgan Stanley (Chain 1)
Morgan Stanley (Chain 1)	Morgan Stanley International Holdings Inc.
Morgan Stanley (Chain 1)	Morgan Stanley International Limited
Morgan Stanley (Chain 1)	Morgan Stanley Investments (UK)
Morgan Stanley (Chain 1)	Morgan Stanley & Co. International plc	4.079335	3.345549	7.424884%
Morgan Stanley (Chain 2)
Morgan Stanley (Chain 2)	Morgan Stanley Capital Management, LLC
Morgan Stanley (Chain 2)	Morgan Stanley Domestic Holdings, Inc.
Morgan Stanley (Chain 2)	Morgan Stanley & Co. LLC

10. In case of proxy voting

Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

11. Additional Information

Of the total voting rights attached to shares in Section 8A, 572 (0.000415%) of these are the result of stock borrowing agreements.

12. Date of Completion

12-Jun-2023

13. Place Of Completion

Glasgow